April 19, 2006

Mr. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubota Corporation
Form 20-F for the year ended March 31, 2005
File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated March 20, 2006, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

General

1.	Please use file number 1-07294 on all future Exchange Act filings.

Response:	The Company will comply with this comment with regard to its future Exchange Act filings.

Tabular Disclosure of Contractual Obligations, page 28

2.	In future filings include amounts expected to be paid for interest on borrowings.

Response:	The Company will comply with this comment with regard to its future Exchange Act filings.

Note 1 – Summary of Significant Accounting Policies, Consolidation, page 29

3.	We note that the accounts of variable interest entities (VIEs) are included in the consolidated financial statements. In future filings please provide the disclosures required by paragraphs 23 through 26 of FIN46R.

Response:	The Company will provide, to the extent applicable, the disclosure required by paragraph 23 through 26 of FIN 46R in future filings.

Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page 29

4.	We note that you recognize revenue on the percentage of completion method for certain long term contracts. Tell us supplementally and revise your future filings to disclose the following additional information related to these contracts.

Response:	The Company will revise future filings to incorporate additional disclosures related to its long-term contracts. The Company supplementally advises the SEC staff on the following information related to its long-term contracts:

•	Clarify the nature of your long-term contracts including their general terms and timeframes. With reference to SOP 81-1 address the appropriateness of accounting for these contracts using the percentage of completion method.

Response:	Concerning the nature of long–term contracts, they consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants, architecture and facilities for water supply. These contracts are completed within two to three years. The contracts, which are fully executed before the commencement of construction projects, include the following terms:

•	the contract price;

•	expected completion date and critical milestone dates; and

•	the terms of acceptance inspections (e.g. performance test, external appearance inspections)

The contracts are legally enforceable and the parties are expected to satisfy their obligations under the contracts.

The contract price is fixed under the contract. Also, the Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs and all overhead.

Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method.

•	Disclose the method of measuring the extent of progress toward completion (e.g., cost-to-cost, direct labor), your method of recognizing claims and the effect of significant revisions of your estimates if the effect is material. Refer to paragraphs 46,64,65 and 84 of SOP 81-1.

Response:	Concerning the method of measuring the extent of progress towards completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion.

In most cases, the Company’s contracts with customers include the delivery and installation of component units. While output measures are generally considered to be the best measures of progress toward completion in the Company’s case, output measures are not established, therefore input measures are used. Among the various input measure methods available, the Company believes the cost-to-cost method to be preferable rather than others such as labor hours, labor dollars, machine hours, or material quantities.

An option or an addition to an existing contract that meets any of the circumstances described in paragraph 64 of SOP 81-1 is treated as a separate contract and, if otherwise, is combined with the original contract.

Additional contract revenue arising from any claims for customer-caused reasons is recognized when the conditions described in paragraph 65 of SOP 81-1 are met.

Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for by the cumulative catch-up method described in paragraph 83 of SOP 81-1. A disclosure is made of the effect of such revisions in the financial statements, if significant.

•	Provide the disclosures required by Rule 5-02.5(c) [sic] and 5-02.6(d) of Regulation S-X for your notes receivable, accounts receivable and inventories related to your long-term contracts accounted for under the percentage of completion method.

Response:	Concerning disclosures required by Rule 5-02.3(c) and 5-02.6(d) of Regulation S-X, notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method as of March 31, 2005 were as follows:

Millions of Yen

Notes receivable	¥980
Accounts receivable	42,889

Total	¥43,869

In addition, the Company advises the SEC staff on the following additional information required under Rule 5-02.3(c):

c)(1)	Balances billed but not paid by customers under retainage provisions in contracts.

Response –	In Japan, the customers, mostly the national government and local governments, accept partially completed construction based on the progress at fiscal year end. Accordingly, notes and accounts receivable mentioned above consists of mostly the receivables billed but not paid by customers under retainage provisions in contracts.

c)(2)	Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.

Response –	The amounts representing the recognized sales value of performance that had not been billed to customers at the date of the balance sheet were immaterial.

c)(3)	Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

Response –	The billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization were immaterial.

c)(4)	With respect to c)(1) through c)(3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage (see (1) above) are expected to be collected.

Response –	The Company cannot state the exact amounts included in each item which are expected to be collected after one year at this time, but the Company estimates that the amounts to be collected are approximately ¥2 billion to ¥3 billion at a maximum. The Company also currently estimates that most amounts, which are expected to be collected after one year, will be collected within two years.

The Company also advises the SEC staff on the following information related to all long-term contracts as required under Rule 5-02.6(d):

(i)	The aggregate amount of manufacturing or production costs and any related deferred costs (e.g., initial tooling costs) which exceeds the aggregate estimated cost of all in-process and delivered units on the basis of the estimated average cost of all units expected to be produced under long-term contracts and programs not yet complete, as well as that portion of such amount which would not be absorbed in cost of sales based on existing firm orders at the latest balance sheet date. In addition, if practicable, disclose the amount of deferred costs by type of cost (e.g., initial tooling, deferred production, etc.).

Response –	The amounts related to the foregoing requirement were immaterial.

(ii)	The aggregate amount representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, and include a description of the nature and status of the principal items comprising such aggregate amount.

Response –	The amounts related to the foregoing requirement were immaterial.

(iii)	The amount of progress payments netted against inventory at the date of the balance sheet.

Response –	The amounts related to the foregoing requirement were immaterial.

Summary of Significant Accounting Policies, Finance Receivables, Page 29

5.	Tell us how you account for notes receivable with a zero percent or below market interest rates. Address the guidance set forth in paragraph 8 of APB 21. Specifically address what you mean by “In the case of finance receivables in which the face amount includes finance charges...”

Response:	The Company acknowledges the guidance set forth in paragraph 8 of APB 21 and confirms its accounting treatment in accordance therewith. The Company accounts for finance receivables with a zero percent or below market interest rate at the present value of the consideration exchanged between the contracting parties at the date of the transaction in a manner similar to that followed for a cash transaction. The difference between the face amount and the present value, determined using an appropriate interest rate as set forth in the guidance in paragraph 13 of APB 21, is amortized over the life of the receivables.

Specifically, the Company, in stating “In the case of finance receivables in which the face amount includes finance charges ...” , meant that the finance receivables, net, are composed of the total arrangement fee less unamortized discounts based on imputed interest for the time value of money and reserve for credit losses. In response to the staff’s comment, the Company will revise its disclosures in its financial statement in future Exchange Act filings.

6.	Disclose the annual maturities of your finance receivables.

Response:	The Company will disclose the annual maturities of finance receivables in future filings.

The Company supplementally advises the SEC staff that the annual maturities of finance receivables as of March 31, 2005 were as follows:

Years ending March 31,	Millions of Yen

2006	¥50,921
2007	38,938
2008	23,296
2009	14,114
2010	3,502
2011 and thereafter	875

Total	¥131,646

Note 6. Short-Term and Other Investments, page 34

7.	Please reconcile your gross realized losses that have been included in earnings as presented in the table presented on page 34 to reclassification adjustments for losses realized in net income as presented in the tables within Note 11. Other Comprehensive Income on pages 42 and 43.

Response:	Reclassification adjustments to net income from other comprehensive income for the years ended March 31, 2005, 2004, and 2003 consisted of the following components:

	Millions of Yen
	2005	2004	2003

Gross realized gains on sale of securities	¥1,821	¥3,228	¥654
Gross realized losses on sale of securities	(217)	(67)	(659)
Valuation losses on short-term and other investments	(423)	(1,083)	(24,822)

Total	¥1,181	¥2,078	¥(24,827)

Note 13. Supplemental Expense Information - Loss (Gain) from Disposal and Impairment of Business and Fixed Assets, page 46

8.	Tell us what consideration was given to presenting the sale of your subsidiary that operated a golf course and the sale of your subsidiary that operated a rental computer service business as discontinued operations under SFAS 144.

Response:	The Company is currently reviewing the analysis it made with regard to the presentation of the sales of the subsidiaries referred to in this comment in its consolidated financial statements included in its Form 20-F for the year ended March 31, 2005. As soon as such review is completed, the Company will report the result thereof to the SEC staff.

Note 14. Commitments and Contingencies - Asbestos-Related Matters, page 47

9.	We note that the Company has been making consolation payments to current and former employees affected by asbestos contamination since at least fiscal year 2003 and that you have begun to make consolation and condolence payments to certain residents with mesothelioma who lived near the Kanzaki Plant and have the following comments.

•	Tell us whether there are currently enacted laws for which the Company may be liable if lawsuits are filed on behalf of employees or residents suffering from asbestos-related disease.

Response:	As of the date of this response, there is no special enacted law in Japan which specifically addresses a companies’ liability for damages to the health of any employees and residents caused solely by asbestos-related health hazards. Please refer, however, to our response to the next comment concerning the New Asbestos Law. If (i) any lawsuits are filed against the Company in Japan by or on behalf of its employees or any residents who lived close to our plants, any of whom alleged to have suffered from the asbestos and (ii) the court recognizes reasonable causation between the handling of asbestos by the Company and the asbestos-related disease and certain other conditions, then the Company may be held liable for compensating certain damages caused by such asbestos-related health hazards, pursuant to either the breach of the Company’s obligation to hold its employees in safe conditions or claims in tort under the Civil Code of Japan.

•	Tell us supplementally and disclose the significant details of the New Asbestos Law you referred to in your December 2005 Form 6-K. Based on the terms of this law as currently drafted, tell us what consideration you gave to your ultimate liability under this law. Tell us the current status of this pending law. Provide for us your anticipated disclosures regarding this law in your Form 20-F for the year ended March 31, 2006.

Response:	The “New Asbestos Law”, the “Law” or the Law for the Relief of Patients Suffering from Asbestos-Related Diseases we referred to in our Form 6-K filed in December 2005 came into full force and effect from March 27, 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Workers’ Accident Compensation Insurance in accordance with the Workers’ Accident Compensation Insurance Law. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos Related Diseases (the “Fund”) was established by the Environmental Restoration and Conservation Agency of Japan, which is an independent administrative institution, for the purpose of providing financial assistance to eligible patients. The Fund is expected to commence supply of funds to any diseased people as soon as they are identified as eligible patients under the New Asbestos Law.

Details of the terms of provision of funds by the Fund are as follows: When any such people are (i) identified as sufferers of asbestos-related diseases (the “Designated Diseases”), which fall within the categories designated by the Cabinet Order, including mesothelioma, malignant neoplasm of bronchi or lungs, or other diseases which are specified in Cabinet Orders, and (ii) are not covered by the Workers’ Accident Compensation Insurance Law, then the Fund shall provide funds to these people in an amount equivalent to medical expenses (to the extent of the amount actually incurred by the diseased people), recuperation benefits (JPY103,870 per month), funeral fees (JPY199,000) and adjustment of relief payments (the amount varies depending on the substance of the disease). To the bereaved family of the patients who died due to the Designated Diseases before the enforcement of the New Asbestos Law, who would have been eligible to receive the funds under the New Asbestos Law, special condolence money (JPY2.8 million) and special funeral fees (JPY199,000) shall be paid from the Fund. To the bereaved families of workers who died due to the Designated Diseases and whose right of claims under the Workers’ Accident Compensation Insurance Law ceased to exist because of prescription, a special survivors pension (JPY2.4 million per annum if there is one family member in such bereaved family; but certain additional amount is paid, depending on the number of such family members) or special survivor’s compensation (JPY12 million) shall be paid by the Fund.

The Fund, from which the relief aid is paid, is funded by the national government, municipal governments and business entities. With regard to the sharing of financial burden by each entity, the national government has already contributed JPY38.8 billion to the Fund, which also covered the initial operating costs at the time of the establishment of the Fund in the year ended March 31, 2006, and it will make additional contributions to cover half of the operating costs the year ending March 31, 2007 and thereafter. Municipal governments shall contribute a quarter of the government’s contribution amount excluding operating costs. As for business entities, all business entities that employ workers shall be imposed with a contribution burden in accordance with their total wage amount, and at the same time, business entities involved in asbestos-related business that meet certain conditions shall be imposed with an additional contribution burden.

The amount of contribution to be made by each business entity is now under consideration by the national government and is to be decided in the first half of the year ending March 31, 2007 and the business entities shall commence the payment of the contribution from the year ending March 31, 2008. Therefore, Kubota’s contribution amount is not yet determined.

The national government is scheduled to study the enforcement situation of the Law within five years after the Law coming into force and then may revise the substance of the Law if it is necessary.

In our Form 20-F for the fiscal year ended March 31, 2006, the Company will disclose the details of the New Asbestos Law mentioned above and the amount of the Company’s contribution related to the Law, to the extent the amount of its contribution is clarified at that time.

•	We note that you have made 7 consolation payments and 39 condolence payments as of December 25, 2005. Tell us the amount of people who have sought payments as of each balance sheet date presented and as the latest date practicable. Separately quantify employees and residents.

Response:	In accordance with the Company’s internal policies and procedures established for claims from residents, the consolation payments are paid or payable only to those patients who lived close to its former plant and who developed mesothelioma, and the condolence payments are paid or payable only to the bereaved families of the residents who died from mesothelioma. Communications and claims to the Company with regard to consolation and condolence payments as well as the payments thereof were commenced only after April 2005. Therefore, as of the end of March 2005, the Company was not subject to any claim for consolation and condolence payments by residents who lived near its former plant. After the Company established its internal policies and procedures of consolation and condolence payments, the Company has received claims for consolation and condolence payments from 101 residents and paid or accrued consolation payments or condolence payments to 88 of those residents after carefully reviewing those claims as of the end of March 2006.

To current and former employees, the Company has established a separate internal policy and has paid and been paying its compensation accordingly. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 83 as of the end of March 2004, 94 as of the end of March 2005, and 132 as of the end of March 2006.

•	Clarify for us and revise future filings to indicate the nature of your policies and procedures in place to make compensation payments to current and former employees who suffered, or who are suffering, from asbestos related disease. Clarify how residents seek condolence payments.

Response:	With regard to current and former employees who suffered and are suffering from asbestos-related disease, in accordance with the Company’s internal policies, the Company shall pay compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease shall be paid. In case an employee dies during medical treatment and are certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family shall also be paid. In addition, the Company shall provide other financial aids, such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work.

With regard to the procedures for making claims to the Company for consolation payments or condolence payments, we have asked the residents or the bereaved family of the residents who lived close to our former plant to communicate with us through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

The Company will disclose the above information in its Form 20-F for the year ended March 31, 2006.

•	Tell us the status of your new supporting system and medical support plans mentioned in your Form 6-K and what disclosures you will provide regarding these plans in your Form 20-F for the year ended March 31, 2006.

Response:	With regard to our “new supporting system in place of the current consolation payment system” mentioned in our Form 6-K in December 2005, the Company decided to make additional payments to the residents to whom either a consolation payment or a condolence payment was paid or payable. The new supporting system will be applied to the residents who make claims for payment in the future. The Company will disclose the effect of this decision in our Form 20-F for the year ended March 31, 2006.

As for “the medical support plans” mentioned in our Form 6-K in December 2005, they are now under consideration and concrete measures for medical support have not been decided yet. The Company will disclose the amount of its burden in its Form 20-F once determinable.

•	Tell us supplementally and revise future filings regarding how management views it ultimate liability surrounding this contingency and the expected trend of condolence payments.

Response:	Kubota’s liability under the New Asbestos Law has not been determined yet, and although the Company has not been involved in any lawsuits up to the present time related to the asbestos-related diseases of its current and former employees and residents who lived close to the Company’s plants, the Company recognizes the possibility that it may face lawsuits related to this issue.

In addition, the Company has no grounds to project the number of current and former employees and residents who live or lived close to the Company’s plants that are going to newly apply for payments. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency.

However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations and financial position. Therefore, the Company disclosed the risks related to these issues in Item3.D of our previously filed Form20-F for the year ended March 2005. The Company will continue to disclose this information in the future fillings unless and until there should be any development.

Report of Independent Registered Accounting Firm, page 50

10.	We note that your auditors have qualified their audit report because the Company has not accounted for a monetary [sic] security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. This qualified audit report represents a substantial deficiency in your filing. In this regard, financial statements not in conformity with GAAP are presumed to be inaccurate or misleading notwithstanding explanatory disclosures in your footnotes or in the report of your independent registered accounting firm. Please revise your financial statements accordingly. Refer to SAB Topic 1E and FRC 101.

Response:	As disclosed in Note 1 to the consolidated financial statements, on April 1, 1996, The Bank of Tokyo, Ltd. (“BOT”) and The Mitsubishi Bank, Limited merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 shares of the combined entity, The Bank of Tokyo–Mitsubishi, Ltd. (currently of the bank of Tokyo-Mitsubishi UFJ, Ltd.) For purposes of comparability with the financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91–5, which would have required recognition of a nonmonetary exchange gain on the common shares of BOT.

In 1996, the Company requested and received confirmation from the SEC staff that the staff would not object if the Company did not apply EITF 91-5 in accounting for the nonmonetary security exchange transaction as long as the Company complied with following requirements: (1) quantitative information necessary to reconcile material balance sheet items and net income to the amounts that would be derived under U.S. GAAP is disclosed in an audited note to the financial statements and (2) that the exception is identified in the accountant’s report as a departure from U.S. GAAP.

For the SEC staff’s reference, we have attached as Appendix A hereto a copy of the letter dated October 25, 1996 received from the SEC staff, which sets forth the above confirmation from the SEC staff.

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X, page B

11.	In future filings please provide this information within your audited financial statements. The requirements of Regulation S-X govern financial statement form and content for public companies. As such, a non-U.S. company reporting under US GAAP should produce financial statements indistinguishable from those of a domestic issuer.

Response:	The Company will provide this information within the audited financial statements in future filings.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Very truly yours,

/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer, Kubota Corporation)

cc:	Jean Baker
Mindy Hooker
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)

<Appendix A>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 October 25, 1996

Fumio Nakada

General Manager

Accounting Dept.

KUBOTA Corporation

2-47, Shikitsuhigashi 1-chome,

Naniwa-ku Osaka 556-91

Japan

Re: Accounting for Non-Monetary Exchanges by Investors in Equity Securities of The Bank of Tokyo, Ltd.

Dear Mr. Nakada:

By letter dated September 30, 1996, you asked that the staff not object to a departure from U.S. generally accepted accounting principles (“GAAP”) in the primary financial statements of Canon Inc. (the “Registrant”) with respect to its investment in the equity securities of The Bank of Tokyo, Ltd. The Registrant presently prepares its financial statements in accordance with U.S. GAAP with the exceptions that it does not furnish segment information required by SFAS 14 and it continues to account for investment securities under SFAS 12, which has been superceded in the U.S. by SFAS No. 115. Quantitative information necessary to reconcile material balance sheet items and net income to the amounts that would be derived under U.S. GAAP is furnished in the financial statements.

EITF Issue No. 91-5 was initially considered as an interpretation of APB No. 29, which governs nonmonetary exchanges, for companies accounting for investments under SFAS No. 12. The consensus also provides guidance for U.S. companies upon the implementation of SFAS No. 115. The consensus directs a “cost-method investor” under SFAS No. 12 to recognize a gain or loss in income and a new basis in its balance sheet for its investment in a company which is acquired in a stock-for-stock exchange by another company.

While the staff will not object if the Registrant does not account for the nonmonetary exchange in accordance with APB No. 29 in its primary financial statements, that exception should be identified in the accountant’s report as an additional departure from U.S. GAAP. Pursuant to Item 17 or 18 of Form 20-F, as applicable, an audited note to the financial statements containing the tabular reconciliation of net income and balance sheet items to U.S. GAAP should disclose separately the amounts by which the departure from APB 29 affects items in the financial statements.

If you have any questions concerning this letter, please feel free to call Robert Bayless, Chief Accountant of the Division, at (202) 942-2850, or Wayne Carnall, Associate Director of Accounting Operations, at (202) 942-2960.

Sincerely,

Brian J. Lane

Director